Exhibit 1.02

Capstone Turbine Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Capstone Turbine Corporation (the “Company”) for the reporting period from January 1, 2013 to December 31, 2013 has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Company Overview

The Company is a producer of low-emission microturbine systems. The Company’s principal products include microturbine technology solutions for use in stationary distributed power generation applications, including cogeneration (combined heat and power (“CHP”), integrated combined heat and power (“ICHP”), and combined cooling, heat and power (“CCHP”)), renewable energy, natural resources and critical power supply. In addition, our microturbines can be used as battery charging generators for hybrid electric vehicle applications.

The Company’s Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company’s due diligence processes and efforts have been developed in conjunction with the OECD Guidance. The process included the establishment of a cross-functional task force as further described under “Risk Mitigation Plan” below.  The Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”) with the smelters and refiners of Conflict Minerals who provide those Conflict Minerals to our suppliers. The Company is several levels removed from the actual mining of Conflict Minerals. The Company does not purchase raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries. We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in the Conflict-Free Sourcing Initiative (“CFSI”). We rely on these suppliers whose components may contain Conflict Minerals to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

The Company conducted a survey of direct suppliers of materials containing Conflict Minerals using the template developed jointly by the EICC and GeSI, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.

Our supply chain is complex and includes various manufacturers and distributors of mechanical components and various types of electronic components and sub-assemblies. We surveyed 129 of our direct suppliers whose components we believe have the possibility of containing Conflict Minerals. We received surveys back from 54 of these suppliers. Many of these surveys included incomplete responses as well as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses.

The large majority of the responses received provided data at a company or divisional level, and we were unable to specify the smelters or refiners used for components supplied to us. Therefore, we are unable to report smelters from such suppliers since we cannot validate that those smelters are in our supply chain. For the suppliers that were able to provide data at a product level, we have listed 13 smelters or refiners that are found in our supply chain.  Those smelters or refiners are identified below.

We have not yet found any materials that have been sourced from the Covered Countries. We are unable to determine with absolute assurance the origin of all of the Conflict Minerals in our products and therefore cannot exclude the possibility that some of that may have originated in the Covered Countries.

Smelters or Refiners Identified

As a result of our due diligence efforts, as of the date of this report we have identified 13 smelters and refineries that process Conflict Minerals used in our products from our supply chain. Set forth below is the list of smelters or refineries identified by our supply chain.

Metal	Smelter or Refinery Name	Location
Tin	Yunnan Tin Company Limited	China
Tin	Minsur	Peru
Tantalum	Exotech Inc.	United States
Tantalum	Hi-Temp	United States
Tantalum	HC Starck GmbH	Germany
Tin	PT Tambang Timah	Indonesia
Tin	Thaisarco	Thailand
Tin	PT Timah	Indonesia
Tin	Malaysia Smelting Corp	Malaysia
Tin	PT Stanindo Inti Perkasa	Indonesia
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	China
Tin	Gold Bell Group	China
Tin	PT DS Jaya Abadi	Indonesia

Due Diligence Results

As a result of the due diligence measures described above, the Company has been unable to determine the origin of all of the Conflict Minerals within our products.

Risk Mitigation Plan

The Company is committed to working with our global supply chain to ensure compliance with the Rule. Our long-term supplier agreements include Conflict Minerals contract clauses and, going forward, our supplier contracts will also include Conflict Minerals due diligence and reporting requirements. The Company does not directly source Conflict Minerals from smelters. If we determine instances of Conflict Minerals in our supply chain that do not come from DRC conflict free sources, as defined in the Rule, we will work with our suppliers to find alternate DRC conflict free sources.

The Company has established a management system for complying with the Rule. Our management system includes the development of a Conflict Minerals Task Force led by our Vice President of Operations, Chief Accounting Officer and Vice President of Human Resources and Corporate Counsel, and a team of subject matter experts from relevant functions such as purchasing/procurement, quality, and engineering. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our the Director of Strategic Sourcing, who is the key individual with the necessary competence, knowledge and experience to oversee the operation and monitoring of the supply chain due diligence process. Senior management is briefed about the results of our due diligence efforts on a regular basis. We also intend to adopt a formal conflict minerals policy during the 2014 calendar year that addresses the due diligence procedures and risk mitigation plan described in this Report.

As part of our risk mitigation plan and to ensure that suppliers understand our expectations, we provide a detailed supplier letter included in our Conflict Mineral Supplier Survey which includes web links to training and Conflict Minerals resources. We will engage any of our suppliers whom we have reason to believe are supplying us Conflict Minerals from sources that may be “not conflict free” in any Covered Country to establish an alternative source of Conflict Minerals that is “conflict free.”  We have so far found no instances where it was necessary to terminate a contract or find a replacement supplier. We will continue to work with suppliers who provided incomplete or insufficient surveys to increase the response rate and improve the content of survey responses. We will also continue to follow our due diligence process to review and validate the responses from suppliers that are obtained during the 2014 calendar year.